SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of July 2007

ECI TELECOM LTD.
(Translation of Registrant’s Name into English)

30 Hasivim Street • Petah Tikva 49133 • ISRAEL

(Address of Principal Corporate Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Attached hereto and incorporated herein are the following items mailed to the Registrant’s shareholders:

1.	Registrant’s Letter to Shareholders, Notice of Meeting and Proxy Statement in connection with an Extraordinary General Meeting of shareholders of the Registrant to be held on August 29, 2007, attached as Exhibit 99.1 hereto, together with the following appendices thereto:

(a)	Appendix A – Agreement and Plan of Merger by and among Epsilon 1 Ltd., Epsilon 2 Ltd. and the Registrant, dated as of July 1, 2007 attached as Exhibit 99.1(a) hereto;

(b)	Appendix B – Fairness Opinion of Goldman Sachs & Co., attached as Exhibit 99.1(b) hereto

(c)	Appendix C – Form of Voting Undertaking Agreement, attached as Exhibit 99.1(c) hereto.

2.	Proxy Card in connection with the Extraordinary General Meeting of shareholders of the Registrant to be held on August 29, 2007, attached as Exhibit 99.2 hereto.

The information set forth in this Report on Form 6-K is hereby incorporated by reference into: (i) the Registrant’s Registration Statement on Form S-8, Registration No. 333-126722; (ii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-121317; (iii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-103669; (iv) the Registrant’s Registration Statement on Form S-8, Registration No. 333-12868, (v) the Registrant’s Registration Statement on Form S-8, Registration No. 333-10078; (vi) the Registrant’s Registration Statement on Form S-8, Registration No. 333-9860; (vii) theRegistrant’s Registration Statement on Form S-8, Registration No. 33-75904; and (viii) the Registrant’s Registration Statement on Form S-8, Registration No. 33-49984)

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SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECI TELECOM LTD. (Registrant) By: /s/ Itzik Zion —————————————— Itzik Zion Executive Vice President and Chief Financial Officer

Dated: July 27, 2007

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